UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 000-29106

KNIGHTSBRIDGE TANKERS LIMITED

(Translation of registrant’s name into English)

Par-la-Ville Place

14 Par-la-Ville Road,

Hamilton, HM 08, Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 23.1 is the consent of Drewry Shipping Consultants, Ltd. relating to the Registration Statement on Form F-3 of Knightsbridge Tankers Limited (the “Company”) (Registration No. 333-175125) and the related preliminary prospectus supplement filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b) on March 13, 2012.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-175125) that was declared effective on July 27, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED

By: /s/ Ola Lorentzon
Date: March 13, 2012	Name:	Ola Lorentzon
	Title:	Chief Executive Officer

Exhibit 23.1

Knightsbridge Tankers Limited

Par-la-Ville Place

14 Par-la-Ville Road,

Hamilton, HM 08, Bermuda

March 13, 2012

Dear Sir/Madam:

Reference is made to the preliminary prospectus supplement, dated March 13, 2012, as may be further amended or supplemented (the “Prospectus Supplement”), and the related registration statement on Form F-3 (Registration No. 333-175125) (the “Registration Statement”) in connection with the public offering of common shares, par value $0.01 per share, of Knightsbridge Tankers Limited (the “Company”). We hereby consent to all references to our name in the Prospectus Supplement and to the use of the statistical information supplied by us set forth in the Prospectus Supplement. We further advise the Company that our role has been limited to the provision of such statistical data supplied by us. With respect to such statistical data, we advise you that:

(1) we have accurately described the information and data of the oil tanker and drybulk shipping industries, subject to the availability and reliability of the data supporting the statistical and graphical information presented; and

(2) our methodologies for collecting information and data may differ from those of other sources and does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the oil tanker and drybulk shipping industries.

We hereby consent to the filing of this letter as an exhibit to the report of the Company on Form 6-K to be filed with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and incorporated by reference into the Registration Statement and the references to our firm in the section of the Prospectus Supplement entitled “Experts.”

Yours faithfully,

Nigel Gardiner

Group Managing Director

Drewry Shipping Consultants Ltd.